TEAMSTAFF

2001 Annual Report



CORPORATE PROFILE

TeamStaff, Inc. provides comprehensive human resource management to small and mid-size companies in a variety of industries. The Company's services include professional employer services which provide for the administration of the human resource function, workers' compensation, employee benefits, a 401K plan, payroll and payroll tax service preparation. TeamStaff also provides temporary and permanent staffing and payroll services.

ASSETS
in millions



100
95
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

REVENUES
in millions



900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

WORKING CAPITAL (Deficiency)
in millions



13
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
1997
1998
1999
2000
2001

FINANCIAL HIGHLIGHTS

	2001	2000	1999	1998	1997
Revenues	$649,727,000	$447,743,000	$241,830,000	$139,435,000	$122,570,000
Income (Loss) From Operations	3,409,000	2,418,000	3,231,000	1,638,000	(2,651,000)
Net Income (Loss)	$1,424,000	$951,000	$1,776,000	$2,703,000	$(2,832,000)
Earnings (Loss) per Share - Diluted	$.16	$.12	$.25	$.49	$(.52)
Weighted Average Shares Outstanding - Diluted	8,907,282	7,990,912	7,115,390	5,518,799	5,418,671
Assets	$91,096,000	$49,514,000	$36,382,000	$16,648,000	$14,163,000
Liabilities	29,814,000	31,455,000	19,417,000	8,774,000	9,291,000
Working Capital (Deficiency)	12,639,000	3,065,000	2,968,000	3,319,000	(1,401,000)
Shareholders' Equity	$61,282,000	$18,059,000	$16,965,000	$7,874,000	$4,872,000



Outsourcing Business Solutions

Going Forward

"Although market conditions deteriorated over the course of the year, we significantly grew both our revenues and our profits along with concluding several other significant accomplishments."





TEAMSTAFF®

Outsourcin

PEO

TeamStaff's PEO (Professional Employer Services) division offers integrated outsourcing solutions for the most pervasive challenges confronting employers today – Human Resources.

As a comprehensive off-site Human Resources department, TeamStaff provides cost effective, customized, quality programs and services that enable our clients to control expenses, reduce risks, and increase productivity. TeamStaff's PEO division offers a solutions-based approach to clients' HR, Payroll, Risk Management and Employee Benefits challenges. The programs we provide help keep employees happy and healthy and businesses productive and free from these labor-intensive and potentially costly disciplines.

Our Human Resource Services unit provides a 24-hour Employee Assistance Program, access to an extensive training video-library, employee handbooks, newsletters and drug & alcohol testing. We oversee compliance of employment laws, manage employee disputes and litigation and design customized procedures for interviewing, hiring, terminations and performance reviews. We also ensure compliance with federal and state regulations such as OSHA, COBRA and Fair Labor Standards.

Our Payroll unit assumes total responsibility for producing accurate and timely payrolls, the preparation and submittal of payroll taxes and generating federal unemployment reports and year-end W-2s.



The Risk Management unit protects clients from losses associated with being an employer by providing health and safety programs, workers compensation and liability insurance. We manage loss-of-wage and insurance claims and reports and work with clients in designing programs to minimize their exposure to risk.

Our Employee Benefits are comprehensive, flexible and affordable. The programs we provide include health care, credit union memberships, retirement plans, discount purchase plans, travel and leisure programs and more.

Clients enjoy access to top professionals in human resource management, labor law, benefits administration and risk management. These professionals serve our clients as if they were part of their full time staff, but without the cost.

As a national employer, TeamStaff is able to obtain favorable rates and underwriting considerations for all types of employee benefits. We bring the power of a national corporation to employers of all sizes.

ng Business Solutions



MEDICAL STAFFING

TeamStaff Rx provides highly trained and motivated medical professionals to hospitals, clinics and doctors' offices nationwide. As the pioneer in the Medical Imaging and Radiation Therapy staffing industry, TeamStaff Rx is the recognized innovator and service provider. Our staff is comprised of both placement professionals and experienced medical professionals. This enhanced synergy provides our clients with an in-depth knowledge of their industry, unparalleled insight of their needs and an escalating record of successful placements.

TeamStaff Rx (formerly RADS) developed the Medical Imaging and Radiation Therapy staffing industry over 20 years ago. This foresight and vision has led to an unsurpassed level of respect and recognition within the industry and a client base of over 2500 hospitals and clinics that have come to trust and depend on the services we've created.

The rapid growth in the Medical Imaging and Radiation Therapy staffing markets continue to fuel TeamStaff Rx's growth. Currently there are over 30,000 vacancies for medical imaging industry alone and the needs are expanding exponentially.

In order to better serve the needs of our clients, TeamStaff Rx has expanded its offerings to include Nursing and Cardiac Catherization. The need for Nurses and Cardiac Catherization Technologists is already at record levels and continues to increase. TeamStaff Rx's established presence means clients can staff even more of their positions from a single source while we continue to benefit and grow from serving these additional needs of our established and new clients.

Medical staffing is an exciting and rapidly growing industry and TeamStaff Rx has not only kept pace but also led the charge. Revenues continue to grow at over 40% per year and with the expanding needs of the medical community TeamStaff Rx is strategically positioned to capture a dominant share of the industry.

PAYROLL SERVICES

Founded in 1969 as a payroll solution provider, DSI continues to serve the needs of clients in and around the New York and New Jersey markets. As specialists for the construction market we're sensitive to the daily challenges, specific regulations and strict deadlines our clients encounter and we respond to these challenges by innovating new solutions and programs to solve them.

DSI's strength is in the ease-of-use of the products and services we provide that free owners and managers from the time demanding duties specific to their industry.

DSI's Payroll Services delivers accurate, timely processing with next day delivery and the option of direct deposits. Our menu driven data entry system provides clients with easy access to information and offers convenience and flexibility as well as the ability to download reports directly to their general ledgers.

DSI's Custom Management Reports provide bottom line facts that enable clients to analyze their cash flow, control costs and manage their expenses efficiently and effectively. Our specialized system allows managers to generate specialized reports for: Workers' Compensation, Union Benefits, Job Analysis, Deductions and government compliance.

DSI's Tax Filing Services include: accrual of tax summaries, impound tax liabilities, depositing of taxes when due, filing returns, responding to agency inquires, ready-to-mail W-2s as well as all quarterly and year-end filings.

We stay current with all federal, state and local tax related law changes thereby freeing our clients from this intricate and often complicated part of their business.

DSI has built an unsurpassed reputation of innovation and excellence and enjoys the industry's highest level of client retention of over 90%. We are committed to grow our company in 2002 and the future by continuing to provide benchmark service, to anticipate and solve our clients' needs and to seek out strategically sound new markets.



To Our Shareholders

For TeamStaff, a leading professional outsourcer of business solutions, 2001 was a year of many high points, operational challenges, and world changing events. As an organization we focused on areas that we could control and that would have a direct effect on our financial performance. Although market conditions deteriorated over the course of the year, we significantly grew both our revenues and our profits along with concluding several other significant accomplishments. With a lot of hard work by our employees we made significant progress during the year.

During fiscal 2001, we:

- Acquired BrightLane.com, an online business center and technology group providing internet-based solutions for growing businesses.
- Grew TeamStaff Rx, our niche medical staffing business, approximately 40% in both revenue and pre-tax income.
- Increased overall revenue 45% or $200 million.
- Grew net income before an extraordinary item by 87%.
- Divested our El Paso PEO operations that had been a drain on the Company's earnings due to the higher workers' compensation exposure.
- Eliminated virtually all debt, creating a much stronger balance sheet.
- Forged a strategic marketing agreement with a major banking institution to sell our PEO services to their small business client base, which exceeds one million.
- Acquired and began implementation of a web-enabled software program to drive both our financial and PEO operations.

Despite all these positives, the nation and the world remain focused on the tragedy of the horrific events of September 11th which have changed the business world in many ways, including several that touch on our businesses. The insurance markets in particular have been devastated, which undoubtedly will create a challenge in many of our service offerings, such as workers' compensation coverage for our PEO clients.

The Company continues to operate three distinct outsourced business solutions from which it derives substantially all of its revenue: payroll services, temporary medical staffing and a professional employer organization (PEO). Collectively, the Company serves over 3,700 clients and 55,000 employees working at those clients.

Going Forward

As we look to the future we will continue to pursue the growth of all our lines of business as market conditions allow. We will put a greater emphasis on the growth of our temporary medical staffing services. This segment of our business offers an even more significant opportunity for growth than we have experienced in the last five years. We will also focus on our PEO services to improve on the delivery model while increasing profitability. The full implementation of our new web-enabled software platform will play a significant roll in these changes.

The progress we have made and the positive developments mentioned above are giving your Company significant momentum. We are optimistic about our prospects going forward and trust the world-shaking events of the recent past will not prove overly burdensome to the Company. I would like to suggest that those of you with access to the internet, log on to our recently updated website at www.teamstaff.com. This is also an excellent way to keep up-to-date with developments here at TeamStaff.

Donald W. Kappauf

Donald W. Kappauf
President & CEO

FINANCIAL CONTENTS

SELECTED FINANCIAL DATA

	2001(3)	2000(2)	1999(1)	1998	1997
Revenues	$ 649,727,000	$ 447,743,000	$ 244,830,000	$ 139,435,000	$ 122,559,000
Direct Expenses	621,630,000	426,987,000	228,294,000	129,747,000	113,894,000
Gross Profit	28,097,000	20,756,000	16,536,000	9,688,000	8,665,000
Selling, General and Administrative Expenses (includes Depreciation and Amortization)	24,688,000	18,338,000	13,305,000	8,050,000	11,316,000
Income (Loss) From Operations	3,409,000	2,418,000	3,231,000	1,638,000	(2,651,000)
Income (Loss) Before Extraordinary Item	1,778,000	951,000	1,776,000	2,703,000	(2,832,000)
Extraordinary Item Net of Tax	(354,000)	-	-	-	-
Net Income (Loss)	$ 1,424,000	$ 951,000	$ 1,776,000	$ 2,703,000	$ (2,832,000)
Earnings (Loss) per share -					
Basic & Diluted:					
Income (Loss) before extraordinary item	$ .20	$ .12	$ .25	$ .49	$ (.52)
Extraordinary item	(.04)	-	-	-	-
Net Income (Loss)	$ .16	$ .12	$.25	$.49	$ (.52)
Weighted average shares outstanding:					
Basic	8,693,243	7,954,176	7,127,806	5,506,256	5,448,671
Diluted	8,907,282	7,990,912	7,145,390	5,543,799	5,448,671
BALANCE SHEET DATA:					
Assets	$91,096,000	$49,514,000	$36,382,000	$16,648,000	$14,163,000
Liabilities	29,814,000	31,455,000	19,417,000	8,774,000	9,291,000
Long-Term Debt	193,000	6,222,000	4,502,000	2,981,000	89,000
Working Capital (Deficiency)	12,639,000	3,065,000	2,968,000	3,319,000	(1,401,000)
Shareholders' Equity	$61,282,000	$ 18,059,000	$16,965,000	$7,874,000	$4,872,000

(1) *On January 25, 1999, we acquired the TeamStaff Companies through the issuance of 2,352,381 shares of TeamStaff, Inc. common stock and $3.2 million in cash in exchange for all capital stock of the TeamStaff Companies and for the repayment of debt.*

(2) *On April 8, 2000, we acquired the assets of the Synadyne division of Outsource International, Inc. for $3,500,000.*

(3) *On August 31, 2001, we acquired BrightLane, through the issuance of approximately 8,066,522 shares of TeamStaff, Inc. common stock for all capital stock of BrightLane.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Company operates three different lines of business from which it derives substantially all of its revenue: professional employer organization (PEO), temporary staffing and payroll services.

PEO revenue is recognized as service is rendered. The PEO revenue consists of charges by the Company for the wages and employer payroll taxes of the worksite employees, the administrative service fee, workers' compensation charges, and the health and retirement benefits provided to the worksite employees. These charges are invoiced to the client at the time of each periodic payroll. The Company negotiates the pricing for its various services on a client-by-client basis based on factors such as market conditions, client needs and services requested, the client's workers' compensation experience, the type of client business and the required resources to service the account, among other factors. Because the pricing is negotiated separately with each client and vary according to circumstances, the Company's revenue, and therefore its gross margin, will fluctuate based on the Company's client mix.

The temporary staffing revenue is recognized as service is rendered. The Company bills its clients based on an hourly rate. The hourly rate is intended to cover the Company's direct labor costs of the temporary employees, plus an estimate to cover overhead expenses and a profit margin. Additionally included in revenue related to temporary staffing are commissions from permanent placements. Commissions from permanent placements result from the successful placement of a temporary employee to a customer's workforce as a permanent employee.

The payroll services revenue is recognized as service is rendered and consists primarily of administrative service fees charged to clients for the processing of paychecks as well as preparing quarterly and annual payroll related reports.

In accordance with Emerging Issues Task Force Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company recognizes all amounts billed to its PEO and temporary staffing customers as gross revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's customers pay the Company on a timely basis or at all, and the Company assumes a significant amount of other risks and liabilities as a co-employer of its worksite employees, and employer of its temporary employees, and therefore, is deemed to be a principal in regard to these services. The Company also recognizes as gross revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite and temporary employees which have not yet been billed to the customer as of the end of the accounting period.

Direct costs of services are reflected in the Company's Statement of Income as "direct expenses" and are reflective of the type of revenue being generated. PEO direct costs of revenue include wages paid to worksite employees, employment related taxes, costs of health and welfare benefit plans and workers' compensation insurance costs. Direct costs of the temporary staffing business include wages, employment related taxes and reimbursable expenses. Payroll services' direct costs includes salaries and supplies associated with the processing of the payroll service.

TeamStaff maintains three workers' compensation policies which cover its corporate employees, the worksite employee co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client staffing assignments. TeamStaff does not provide workers' compensation to non-employees of the Company. TeamStaff's primary workers' compensation insurance provider is C N A (Continental Assurance) which provides coverage for substantially all of TeamStaff's worksite, temporary and corporate employees.

The CNA policy covers the period from January 22, 2001, through January 21, 2002, and is a large deductible program ($250,000 for each claim) with a maximum liability cap. The premium for this policy is paid on a monthly basis based upon estimated payroll for the year and is subject to a year-end audit by the provider. TeamStaff also maintains a separate policy insuring a portion of the maximum cap which it may be required to pay. The policy insures payment of the maximum cap in excess of the first $1,800,000, which the Company pays, up to $7,425,000 and is funded monthly. Once the $7,425,000 is exceeded then the Company pays 89.5% of paid claims up to $10,400,000. If the losses and fixed cost under the policy are less than the amounts TeamStaff paid, plus investment returns thereon, the insurer will refund the difference to TeamStaff. The amount of claims incurred in any policy year may vary, and in a year with significantly fewer claims than estimated, the amount of repayment from this account may be significant. The Company records in direct expenses a monthly charge based upon its estimate of the year's ultimate fully developed losses plus the fixed costs charged by the insurance carrier to support the program. This estimate is established each quarter based in part upon information provided by the Company's insurers, internal analysis and its insurance broker. The Company's internal analysis includes quarterly review of open claims and review of historical claims and losses related to the workers' compensation programs. While management uses available information, including nationwide loss ratios, to estimate ultimate losses, future adjustments may be necessary based on actual losses. Since the recorded ultimate expense is based upon a ten-year projection of actual claims payment and the timing of these payments, as well as the interest earned on the Company's prepayments, the Company relies on actuarial tables to estimate its ultimate expense.

As of September 30, 2001, the adequacy of the workers' compensation reserves were determined, in managements opinion, to be reasonable. However, since these reserves are for losses that have not been sufficiently developed due to the relatively young age of these claims, and such variables as timing of payments and investment returns thereon are uncertain or unknown, actual results may vary from current estimates. The Company will continue to monitor the development of these reserves, the actual payments made against the claims incurred, the timing of these payments, the interest accumulated in the Company's prepayments and adjust the reserves as deemed appropriate.

TeamStaff maintains a separate policy for certain business of its subsidiary, HR2, which currently provides that TeamStaff is only responsible for the audited premium for each policy period. The Company had a third policy for its El Paso PEO based business. This policy was terminated when the El Paso business was sold in September 2001. The Company remains obligated for each claim incurred up to a deductible of $10,000 for this policy.

The Company's clients are billed at fixed rates which are determined when the contract is negotiated with the client. The fixed rates include charges for workers' compensation which are based upon the Company's assessment of the costs of providing workers' compensation to the client. If the Company's costs for workers' compensation are greater than the costs which are included in the client's contractual rate, the Company is unable to recover these excess charges from the clients. The Company reserves the right in its contracts to increase the workers' compensation charges on a prospective basis only.

Effective August 31, 2001, the Company acquired BrightLane.com, Inc, an Online Business Center and technology group providing Internet-based solutions for growing businesses. Developed technology had focused on increasing buying power and reducing transaction costs for growing businesses. This technology is now refocused to drive a new venture for the company called TeamStaff ConnXions. TeamStaff ConnXions will be a conduit to both the clients and employees of TeamStaff offering a variety of services through strategic partners such as web page developers, a full line of insurance and benefit products and procurement services. BrightLane integrates these services through proprietary unified login and hub technology that offers businesses security. BrightLane is also spearheading the technology efforts of the Company in total, most specifically in terms of the implementation of the licensed Lawson software package. Under the terms of the purchase agreement, the Company acquired all the stock of BrightLane.com through the issuance of 8,066,522 shares of TeamStaff stock, valued at approximately $41,900,000. The Company also incurred $1,804,000 of certain legal, accounting and investment banking expenses, resulting in a total purchase price of $43,704,000. The acquisition has been accounted for under the purchase method and the results of operations of the acquired company have been included in the statements of income since the date of the acquisition. The purchase price has been allocated based on the estimated fair value at the date of the acquisition as stated below:

Cash acquired	12,031,000
Deferred tax asset	7,400,000
Investment in TeamStaff preferred stock	3,500,000
Other assets acquired	1,538,000
First Union relationship	6,900,000
Tradename	10,000
Goodwill	12,325,000
Total	**$43,704,000**

In connection with the transaction, persons holding BrightLane options to acquire approximately 2,078,000 BrightLane shares (the equivalent of approximately 481,000 TeamStaff shares) exercised their options. TeamStaff made recourse loans of approximately $1,025,000 principal amount to the holders of these options to assist them in payment of tax obligations incurred with exercise of the options. The loans are repayable upon the earlier of (i) sale of the TeamStaff shares or (ii) three years.

Effective October 2, 2000, the Company acquired HR2, Inc. in a stock purchase transaction. The Company acquired all of the capital stock of HR2 in exchange for an aggregate of 89,224 shares of the Company's common stock and $100,000 in cash for a total purchase price of $400,000. HR2, Inc. is a professional employer organization that operates primarily in Massachusetts, Rhode Island, and New Hampshire. The acquisition of HR2 Inc. was not material to the Company's consolidated financial statements.

FISCAL YEAR 2001 AS COMPARED TO FISCAL YEAR 2000

Our revenues for the fiscal year ended September 2001 were $649,727,000 as compared to fiscal year 2000 of $447,743,000, which represents an increase of $201,984,000 or 45.1%. Driving this growth was the performance of the Company's "TeamStaff SB" division (formerly operated as the "Synadyne" division) and its HR2 subsidiary that were acquired in April and October 2000, respectively, and therefore not fully included in last year's figures. These two acquisitions accounted for $111,932,000 and $37,206,000 of the revenue growth for the year. Internal growth accounted for the remaining $52,846,000 increase in revenue, representing an increase of 11.8% over fiscal 2000. Our TeamStaff Rx division accounted for $22,000,000 of this growth increase and again experienced a strong year.

Direct expenses for fiscal 2001 were $621,630,000 as compared to $426,987,000 for fiscal 2000, which represents an increase of $194,643,000 or 45.6%, in line with our revenue growth. As a percentage of revenue, direct expenses for the fiscal years 2001 and 2000 were 95.7% and 95.4% respectively.

Gross profits were $28,097,000 and $20,756,000 for fiscal years 2001 and 2000, respectively, representing an increase of $7,341,000 or 35.4%. Gross profits, as a percentage of revenue, were 4.3% and 4.6% for the fiscal years 2001 and 2000, respectively. Workers' compensation profit increased slightly over last year, despite recording a $582,000 charge in this year's third fiscal quarter to increase the Company's loss reserves to the maximum liability for the policy periods ending July 31, 2000 and January 21, 2001. Additionally, due to administrative challenges and difficulties associated with multiple software platforms, the Company failed to terminate benefit coverage for worksite employees of the PEO operations on a timely basis. This resulted in unrecoverable benefit losses of approximately $500,000. The Company is currently implementing new procedures and the Lawson software system to help prevent this from occurring in the future.

Selling, general and administrative expenses ("SG&A") for fiscal 2001 increased $6,259,000, or 36.8%. This increase is attributed to the Synadyne acquisition ($2,544,000), the HR2 acquisition ($683,000), the BrightLane acquisition ($288,000), the $142,000 in expenses incurred in an aborted acquisition and the $72,000 in costs incurred in our listing with the Nasdaq National Market. After adjusting for these aforementioned increases, SG&A increased $2,530,000, or 14.9% over the same period last year. Of this increase, $1,172,000 was due to the Company's Staff Rx business, which grew revenue by $22,000,000. SG&A expenses as a percentage of revenue were 3.6% and 3.8% for the fiscal years 2001 and 2000 respectively.

Depreciation and amortization increased $91,000, or 6.8%, in fiscal 2001 primarily due to amortization of goodwill from the acquisitions of the assets of Synadyne in April 2000 and the stock of HR2 in October 2001, offset by a reduction in depreciation expense from assets that were fully depreciated in fiscal 2001.

Interest income in fiscal 2001 increased $327,000, or 56%, due to increased late payment fees, as well as the continuing increase in the Company's cash flow.

Interest expense in fiscal 2001 decreased $327,000, or 20.4%, due to retirement of the FINOVA debt in April and August 2001.

Income tax expense, before the impact of an extraordinary item, for fiscal 2001 was $1,316,000 versus $428,000 in fiscal 2000. The higher expense is associated with the higher level of earnings. The fiscal 2001 and 2000 income tax expenses were reduced by $218,000 and $374,000, respectively, in tax credits that are available to us. The Company's effective tax rate for fiscals 2001 and 2000 were 42.5% and 31.0% respectively. The lower effective tax rate in fiscal 2000 is attributed to the tax credits that made up a larger percentage of income tax expense in fiscal 2000 then in fiscal 2001.

Income before extraordinary item was $1,778,000 versus $951,000 in fiscal 2000, representing a growth of $827,000, or 87%. The performance of the Company's temporary staffing and Payroll business continues to drive the earnings of the Company. Income before taxes and extraordinary item for our temporary staffing and payroll service businesses were $8,179,000 and $1,669,000, respectively. PEO continues to be the major growth area and one in which the Company continues to concentrate its efforts. The loss before income taxes for PEO, as reflected in the Segment Reporting footnote (footnote 9) contained in our financial statements, was $721,000. Included in this loss is the $355,000 operating loss of BrightLane (which was acquired August 31, 2001) for September, the $200,000 in losses suffered by the Company's El Paso office (sold in September 2001), as well as the unrecoverable benefit losses discussed above.

The extraordinary item net of taxes, pertains to the unamortized financing costs and fees, associated with the FINOVA loans, written off when these loans were retired early in April and August 2001. These loans had a remaining life at the time of payment of approximately two years (April 2003).

Net income for fiscal 2001 was $1,424,000 versus $951,000 in fiscal 2000, representing a growth of $473,000, or 49.7%. This increase in earnings is attributable to the reasons elaborated above.

In July 2000, TeamStaff made claims for indemnification against the selling shareholders of the TeamStaff Companies (the sellers), which were acquired by the Company in January 1999. The claims consisted of various potential liabilities and expenses incurred based on breaches of representations and warranties contained in the acquisition agreement. The Sellers disputed these claims and attempted to assert claims of their own. On January 12, 2001, the Company entered into a settlement agreement with the sellers. Under the settlement agreement, the sellers agreed to be liable and responsible for certain potential liabilities estimated at approximately $540,000 and agreed that 55,000 shares of TeamStaff common stock, which had been held in escrow since the acquisition, were to be cancelled and TeamStaff agreed to release 29,915 escrow shares to the sellers. TeamStaff retains 75,000 shares in escrow to provide security for the seller's obligations. Each party agreed to release each other from all other claims under the acquisition agreements. No third parties have contacted TeamStaff seeking payment for these potential liabilities. In the event that TeamStaff incurs liability to third parties with respect to the claims, TeamStaff would declare an event of default under the settlement agreement and seek collection from the former owners.

FISCAL YEAR 2000 AS COMPARED TO FISCAL YEAR 1999

Our revenues for the fiscal year ended September 30, 2000 were $447,743,000 as compared to fiscal year 1999 of $244,830,000, which represents an increase of $202,913,000 or 82.9%. Of this increase, $114,300,000 was due to the acquisition of the Synadyne assets, which were acquired in April 2000, while $37,500,000 was due to the full year impact of the acquisition of the TeamStaff Companies which was completed in January 1999. Internal growth accounted for the remaining $51,113,000 increase in revenue, representing an increase of 20.9% over fiscal 1999.

Direct expenses for fiscal 2000 were $426,987,000 as compared to $228,294,000 for fiscal year 1999, which represents an increase of $198,693,000 or 87%. As a percentage of revenue, direct expenses for the fiscal years 2000 and 1999 were 95.4% and 93.2% respectively. These increases represent the higher direct expenses associated with the increased PEO business as well as $838,000 in increased workers' comp-ensation charges necessary to reflect the changes in estimates related to open workers' compensation periods prior to fiscal 2000, covering the three year period from 1997 to 1999.

Gross profits were $20,756,000 and $16,536,000 for fiscal years 2000 and 1999, respectively, representing an increase of $4,220,000 or 25.5%. As a result of the $838,000 in workers' compensation charges discussed above and additional workers' compensation exposure incurred in one of our market centers, we earned $1.9 million less in workers' compensation profits in fiscal 2000 versus fiscal 1999. For comparison purposes, these workers' compensation profit figures do not include the Synadyne operations. The market center mentioned above primarily services the construction industry and experienced higher than normal workers' compensation losses in the fourth quarter of fiscal 2000. We are currently evaluating its options to mitigate future exposure in this area. Gross profits, as a percentage of revenue, were 4.6% and 6.8% for fiscal years 2000 and 1999, respectively. A substantial portion of our revenue growth occurred in the PEO business which has lower gross profit margins as a percentage of revenue compared to the rest of our operations but earns a higher dollar amount of gross profit.

Selling, general and administrative expenses ("SG&A") for fiscal 2000 increased $4,824,000, or 39.6%. This increase is attributed to the Synadyne and TeamStaff acquisitions, a $200,000 charge for noncash consulting expenses associated with the issuance of warrants to consultants and a $230,000 charge associated with the Farias settlement (see Item 3 in this Form 10-K). After adjusting for these aforementioned increases, SG&A increased $1,209,000, 10% over the same period last year. SG&A expenses as a percentage of revenue were 3.8% and 5.0% for the fiscal years 2000 and 1999 respectively.

Depreciation and amortization increased $209,000, or 18.6%, in fiscal 2000 primarily due to the increase in amortization of intangible assets related to the acquisition of the TeamStaff Companies and the assets of the Synadyne operations completed in January, 1999 and April, 2000 respectively.

Interest expense in fiscal 2000 increased $468,000, or 41.3%, from $1,133,000 in fiscal 1999 to $1,601,000 in fiscal 2000. This increase was due to an increase in debt financing associated with the Company's acquisitions in fiscal 1999 and 2000.

Income tax expense for fiscal 2000 was $428,000 versus $849,000 in fiscal 1999. The lower tax expense is primarily attributable to lower earnings in fiscal 2000 and was reduced by $374,000 in tax credits that are available to us. Additionally, the fiscal 1999 income tax expense was reduced by a $400,000 net tax benefit reflecting the elimination of the remaining deferred tax valuation allowance. Management has determined it is more likely than not that the deferred tax assets will be realized in the future.

Net income for fiscal 2000 was $951,000 versus $1,776,000 in fiscal 1999. This decrease is attributable to the changes in estimates related to open workers' compensation periods as well as the costs of warrants issued and the Farias settlement. After adjusting for these charges, net income for fiscal 2000 would have been $1,672,000, or $.21 per share. Further impacting fiscal 2000's performance was the lower overall level of profit from our current year workers' compensation program due to the higher losses suffered in one of our market centers.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased in fiscal 2001 to $3,937,000 from the $3,842,000 provided in fiscal 2000. Net cash provided by operating activities primarily relates to net income of $1,424,000, depreciation and amortization of $1,424,000 and an increase in accounts payable, accrued expenses and other current liabilities of $5,275,000 offset by an increase in accounts receivable of $4,977,000 and an increase in other assets of $1,137,000.

The increase in accounts receivables and accounts payable, accrued expenses and other current liabilities relates to the growth in business in 2001. The increase in other assets represents $1,025,000 of loans made to the former BrightLane option holders for withholding taxes at the acquisition date. Purchases of equipment and leasehold improvements increased in fiscal 2001 by $103,000 as a result of the requirements to continue to support the needs of a growing company, particularly TeamStaff SB. Acquisitions of businesses, net of cash acquired, brought $10,283,000 in cash to the Company in fiscal 2001, primarily from its acquisition of BrightLane in August 2001. This cash acquired in the acquisition was used to retire all the Company's outstanding debt with FINOVA. The net cash used in financing activities was $4.6 million during fiscal 2001 as compared to cash provided by financing activities in 2000 of $2.3 million. This reduction was primarily due to retiring the FINOVA debt facility. Prior to the acquisition of BrightLane, the Company sold Preferred Stock to BrightLane for $3,500,000 in order to prepay a portion of the FINOVA debt facility. The Preferred Stock was cancelled in connection with the acquisition of BrightLane. At September 30, 2001, the Company had cash and cash equivalents of $13,854,000 and net accounts receivable of $25,149,000.

On July 22, 1999, the Board of Directors authorized the Company to repurchase up to 3% of the outstanding shares of the Company's common stock, subject to the approval of the Company's lenders and any regulatory approval required. As of January 8, 2002 and September 30, 2001, the Company repurchased 138,655 and 87,311 shares at an average cost of $5.99 and $5.75, respectively.

Management of the Company believes that its existing cash and potential borrowing capacity will be sufficient to support cash needs for the next twelve months.

Inflation and changing prices have not had a material effect on the Company's net revenues and results of operations in the last three fiscal years, as the Company has been able to modify its prices and cost structure to respond to inflation and changing prices.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption is allowed and the Company currently intends to adopt SFAS No. 142 as of October 1, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. The Company has not fully assessed the potential impact of the adoption of SFAS No. 142, which will be effective for the Company as of October 1, 2001, but believes that goodwill and the trade name recognized prior to July 1, 2001 will no longer be amortized upon adoption of SFAS No. 142. In accordance with SFAS No. 142, goodwill, the First Union relationship and trade name acquired after June 30, 2001 have not been amortized in the accompanying statement of income for 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of intangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 amends SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
as of September 30, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 13,854,000	$ 4,285,000
Restricted cash	-	375,000
Accounts receivable, net of allowance for doubtful accounts of $549,000 and $281,000 at September 30, 2001 and 2000	25,149,000	21,117,000
Deferred tax asset	2,241,000	1,566,000
Other current assets	1,016,000	955,000
Total current assets	42,260,000	28,298,000
EQUIPMENT AND IMPROVEMENTS:		
Equipment	3,573,000	2,977,000
Software and computer equipment	2,607,000	1,363,000
Leasehold improvements	290,000	209,000
	6,470,000	4,549,000
Less - accumulated depreciation and amortization	3,735,000	3,459,000
	2,735,000	1,090,000
DEFERRED TAX ASSET	6,984,000	153,000
INTANGIBLE ASSETS, net of accumulated amortization of $3,065,000 and $2,542,000 at September 30, 2001 and 2000	37,550,000	19,633,000
OTHER ASSETS	1,567,000	340,000
	$ 91,096,000	$ 49,514,000

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 70,000	$ 1,938,000
Accounts payable	7,072,000	6,174,000
Accrued expenses and other current liabilities	22,479,000	17,121,000
Total Current Liabilities	29,621,000	25,233,000
LONG-TERM DEBT, net of current portion	193,000	6,222,000
Total Liabilities	29,814,000	31,455,000
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, $.001 par value; authorized 40,000,000 shares; issued 16,196,942 and 7,981,605; outstanding 16,109,631 and 7,946,205, respectively	16,000	8,000
Additional paid-in capital	63,544,000	21,297,000
Accumulated deficit	(1,686,000)	(3,110,000)
Receivable from shareholder	(90,000)	-
Treasury stock, 87,311 and 35,400 shares at cost, respectively	(502,000)	(136,000)
	61,282,000	18,059,000
	$ 91,096,000	$ 49,514,000

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
for the years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
REVENUES	$649,727,000	$447,743,000	$244,830,000
DIRECT EXPENSES	621,630,000	426,987,000	228,294,000
Gross profit	28,097,000	20,756,000	16,536,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,264,000	17,005,000	12,181,000
DEPRECIATION AND AMORTIZATION	1,424,000	1,333,000	1,124,000
Income from operations	3,409,000	2,418,000	3,231,000
OTHER INCOME (EXPENSE):			
Interest income	911,000	584,000	492,000
Interest expense	(1,274,000)	(1,601,000)	(1,133,000)
Other income (expense)	48,000	(22,000)	35,000
	(315,000)	(1,039,000)	(606,000)
Income before income taxes and extraordinary item	3,094,000	1,379,000	2,625,000
INCOME TAX EXPENSE	(1,316,000)	(428,000)	(849,000)
Income before extraordinary item	1,778,000	951,000	1,776,000
EXTRAORDINARY ITEM - EARLY EXTINGUISHMENT OF DEBT, NET OF TAX BENEFIT OF $256,000	(354,000)	-	-
Net income	$ 1,424,000	$ 951,000	$ 1,776,000
EARNINGS PER SHARE - BASIC & DILUTED			
Income before extraordinary item	$ 0.20	$ 0.12	$ 0.25
Extraordinary item	(0.04)	-	-
Net Income	$ 0.16	$ 0.12	$ 0.25
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC	8,693,243	7,954,176	7,127,806
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EQUIVALENTS OUTSTANDING - DILUTED	8,907,282	7,990,912	7,145,390

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended September 30, 2001, 2000 and 1999

	Common Stock		Additional	Accumulated	Receivable	Treasury Stock		
	Shares	Amount	Paid-In Capital	Deficit	From Shareholder	Shares	Amount	Total
BALANCE September 30, 1998	5,530,524	$ 6,000	$ 13,706,000	$(5,837,000)	-	-	-	$ 7,875,000
Common stock sold	1,524	-	9,000	-	-	-	-	9,000
Common stock repurchased	-	-	-	-	-	18,300	(75,000)	(75,000)
Exercise of stock options	5,714	-	16,000	-	-	-	-	16,000
Exercise of stock warrants	1,429	-	6,000	-	-	-	-	6,000
Common stock issued in connection with acquisition	2,441,527	2,000	7,308,000	-	-	-	-	7,310,000
Non-cash compensation expense related to warrants	-	-	44,000	-	-	-	-	44,000
Proceeds related to LNB settlement, net of expenses	-	-	4,000	-	-	-	-	4,000
Net income	-	-	-	1,776,000	-	-	-	1,776,000
BALANCE September 30, 1999	7,980,718	8,000	21,093,000	(4,061,000)	-	18,300	(75,000)	16,965,000
Exercise of stock options	887	-	4,000	-	-	-	-	4,000
Common stock repurchased	-	-	-	-	-	17,100	(61,000)	(61,000)
Non-cash compensation expense related to warrants	-	-	200,000	-	-	-	-	200,000
Net income	-	-	-	951,000	-	-	-	951,000
BALANCE September 30, 2000	7,981,605	8,000	21,297,000	(3,110,000)	-	35,400	(136,000)	18,059,000
Common stock repurchased	-	-	-	-	-	51,911	(366,000)	(366,000)
Exercise of stock options	16,775	-	16,000	-	-	-	-	16,000
Exercise of stock warrants	73,570	-	179,000	-	-	-	-	179,000
Common stock issued in connection with the acquisition of BrightLane	8,066,522	8,000	41,892,000	-	-	-	-	41,900,000
Common stock issued in connection with the acquisition of HR2	89,224	-	300,000	-	-	-	-	300,000
Settlement of certain escrow shares	(54,996)	-	(340,000)	-	-	-	-	(340,000)
Stock sold to director	10,114	-	40,000	-	-	-	-	40,000
Receivable from shareholder in connection with option exercise	14,128	-	90,000	-	(90,000)	-	-	-
Non-cash compensation expense related to warrants	-	-	70,000	-	-	-	-	70,000
Net income	-	-	-	1,424,000	-	-	-	1,424,000
BALANCE September 30, 2001	16,196,942	$ 16,000	$ 63,544,000	$(1,686,000)	$(90,000)	87,311	$(502,000)	$61,282,000

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,424,000	$ 951,000	$ 1,776,000
Adjustments to reconcile net income to net cash provided by operating activities, net of acquired businesses -			
Deferred income taxes	123,000	73,000	600,000
Depreciation and amortization	1,424,000	1,333,000	1,124,000
Provision for doubtful accounts	526,000	162,000	27,000
Non-cash write-off of deferred financing cost	435,000	-	-
Loss on disposal of equipment	-	24,000	-
Non-cash compensation expense related to warrants	70,000	200,000	44,000
Gain on sale of regional office (El Paso)	(50,000)	-	-
Changes in operating assets and liabilities, net of acquired businesses -			
Increase in accounts receivable	(4,977,000)	(7,905,000)	(4,016,000)
(Increase) decrease in other current assets	449,000	(220,000)	458,000
(Increase) decrease in other assets	(1,137,000)	197,000	225,000
Increase in accounts payable, accrued expenses and other current liabilities	5,275,000	9,040,000	3,325,000
(Increase) decrease in restricted cash	375,000	(13,000)	(362,000)
Net cash provided by operating activities	3,937,000	3,842,000	3,201,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment and leasehold improvements	(589,000)	(486,000)	(249,000)
Proceeds from sale of regional office	500,000	-	-
Acquisition of businesses, net of cash acquired	10,283,000	(3,314,000)	(4,509,000)
Net cash provided by (used in) investing activities	10,194,000	(3,800,000)	(4,758,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings on line of credit	-	-	1,015,000
Proceeds from borrowings on long-term debt	-	4,000,000	2,500,000
Principal payments on long-term debt	(6,983,000)	(1,055,000)	(792,000)
Payments on revolving line of credit	(899,000)	(559,000)	(663,000)
Net proceeds from issuance of preferred stock	3,500,000	-	-
Repayments on capital leases obligations	(49,000)	(34,000)	(45,000)
Net proceeds from issuance of common stock, net of expenses	40,000	-	9,000
Net proceeds from the exercise of stock options and warrants	195,000	4,000	22,000
Common shares repurchased	(366,000)	(61,000)	(75,000)
Proceeds from LNB settlement	-	-	4,000
Net cash (used in) provided by financing activities	(4,562,000)	2,295,000	1,975,000
Net increase in cash and cash equivalents	9,569,000	2,337,000	418,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,285,000	1,948,000	1,530,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,854,000	$ 4,285,000	$ 1,948,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for -			
Interest	$ 1,892,000	$ 1,242,000	$ 790,000
Income taxes	$ 797,000	$ 489,000	$ 374,000
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:			
Borrowings under capital leases	$ 263,000	$ 272,000	-
Fair value of escrow shares received in settlement	$ 340,000	-	-
Note receivable in connection with sale of regional office (El Paso)	$ 425,000	-	-
Retirement of preferred stock	$ 3,500,000	-	-
Receivable from shareholder in connection with option exercise	$ 90,000	-	-

During 1999 the Company issued common stock valued at $7.3 million in connection with the acquisition of the TeamStaff Companies. During 2001 the Company issued common stock valued at $42.2 million in connection with the acquisition of BrightLane.com and HR2.

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS:

TeamStaff, Inc. (the "Company"), formerly Digital Solutions, Inc. ("DSI") a New Jersey Corporation, with its subsidiaries, provides a broad spectrum of human resource services including professional employer services, payroll processing, human resource administration and placement of temporary and permanent employees. The Company has regional offices in Somerset, New Jersey; Houston, Texas; Woburn, Massachusetts; and Clearwater and Delray, Florida and sales service centers in New York, New York; Houston, Texas; Delray and Clearwater, Florida; Woburn, Massachusetts; Alpharetta, Georgia; and Somerset, New Jersey.

Effective January 25, 1999, the Company acquired the ten entities operating under the trade name, "The TeamStaff Companies". In conjunction with the acquisition, the Company changed its name from Digital Solutions, Inc., to TeamStaff, Inc.

Effective April 8, 2000, the Company acquired substantially all of the assets of the professional employer organization division of Outsource International, Inc. ("Outsource") which had operated under the trade name "Synadyne". The Company operates these assets, which were comprised mostly of PEO contracts, as part of its TeamStaff SB division.

Effective October 2, 2000, the Company acquired all the stock of the professional employer organization ("PEO") business of HR2. This acquisition is not significant to the accompanying consolidated financial statements.

Effective August 31, 2001, the Company acquired all the stock of BrightLane.com, Inc. (BrightLane).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION -

The accompanying consolidated financial statements include the accounts of TeamStaff, Inc., and its wholly owned subsidiaries. The results of operations of acquired companies within the period reflected have been included in the consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION -

The Company recognizes revenue in connection with its professional employer organization program ("PEO") as service is rendered. The PEO revenue consists of charges by the Company for the wages and employer payroll taxes of the worksite employees, the administrative service fee, workers' compensation charges, and the health and retirement benefits provided to the worksite employees. These charges are invoiced to the client at the time of each periodic payroll. The Company negotiates the pricing for its various services on a client-by-client basis based on factors such as market conditions, client needs and services requested, the client's workers' compensation experience, the type of client business and the required resources to service the account, among other factors. Because the pricing is negotiated separately with each client and vary according to circumstances, the Company's revenue, and therefore its gross margin, will fluctuate based on the Company's client mix.

The temporary staffing revenue is recognized as service is rendered. The Company bills its clients based on an hourly rate. The hourly rate is intended to cover the Company's direct labor costs of the temporary employees, plus an estimate to cover overhead expenses and a profit margin. Additionally, included in revenue related to temporary staffing are commissions from permanent placements. Commissions from permanent placements result from the successful placement of a temporary employee to a customer's workforce as a permanent employee.

The payroll services revenue is recognized as service is rendered and consists primarily of administrative service fees charged to clients for the processing of paychecks as well as preparing quarterly and annual payroll related reports.

In accordance with Emerging Issues Task Force (EITF) Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company recognizes all amounts billed to its PEO and temporary staffing customers as gross revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's customers pay the Company on a timely basis or at all, and the Company assumes a significant amount of other risks and liabilities as a co-employer of its worksite employees, and employer of its temporary employees, and therefore, is deemed to be a principal in regard to these services. The Company also recognizes as gross revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite and temporary employees which have not yet been billed to the customer as of the end of the accounting period. Unbilled receivables totaled $13,693,000 and $9,813,000 as of September 30, 2001 and 2000 respectively. All such amounts are expected to be realized in the subsequent year.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 (or "SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 in fiscal 2001 did not have any impact on the consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK -

The Company's customer base consists of over 3,700 client companies, representing approximately 54,400 employees (including payroll services) as of September 30, 2001. The Company's client base is broadly distributed throughout a wide variety of industries; however, more than 70% of the customers in the payroll processing area are in the construction industry and substantially all of TeamStaff-Rx customers are in the healthcare industry. Credit, when given, is generally granted on an unsecured basis.

CASH EQUIVALENTS -

For purposes of the statements of cash flows, the Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents.

EQUIPMENT AND IMPROVEMENTS -

Equipment, software and improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives (3 to 5 years) and the shorter of the lease term or estimated useful life for leasehold improvements.

INTANGIBLE ASSETS -

Intangible assets consist of the following:

	2001	2000
Trade Name	$ 4,710,000	$ 4,700,000
First Union Relationship	6,900,000	-
Goodwill	29,005,000	17,475,000
	40,615,000	22,175,000
Accumulated amortization	(3,065,000)	(2,542,000)
	$ 37,550,000	$ 19,633,000

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the acquisition date. Goodwill from acquisitions prior to June 30, 2001 is being amortized on a straight-line basis over 20 to 25 years. Goodwill from acquisitions after June 30, 2001 is not being amortized. Trade name is being amortized on a straight-line basis over 25 years. Amortization expense charged to operations was approximately $948,000 for fiscal year 2001, $864,000 for fiscal year 2000 and $598,000 for fiscal year 1999.

During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption is allowed and the Company currently intends to adopt SFAS No. 142 as of October 1, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. The Company has not fully assessed the potential impact of the adoption of SFAS No. 142, which will be effective for the Company as of October 1, 2001, but believes that goodwill and the trade name recognized prior to July 1, 2001 will no longer be amortized upon adoption of SFAS No. 142. In accordance with SFAS No. 142, goodwill, the First Union relationship and trade name acquired after June 30, 2001 have not been amortized in the accompanying statement of income for 2001.

LONG-LIVED ASSETS -

The Company reviews it long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management of the Company believes that no such events or changes in circumstances have occurred. If such events or changes in circumstances are present, a loss is recognized to the extent that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

Goodwill is viewed in two separate categories: enterprise-level and business-unit level. Enterprise goodwill results from purchase acquisitions of businesses that have been fully integrated into the Company's operations and no longer exist as a discrete business unit. Business unit goodwill results from purchased business combinations where the acquired operations have been managed as a separate business unit and not fully absorbed into the Company. The Company reviews its goodwill and other intangible assets for impairment when events and circumstances indicate that such assets might be impaired. The Company utilizes undiscounted cash flow methods to measure impairment for Enterprise goodwill, business unit goodwill and intangible assets. An impairment loss is recognized to the extent that the carrying amount of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of intangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 amends SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

WORKERS COMPENSATION -

The Company applies loss-development factors to its open years' workers' compensation incurred losses in order to estimate fully developed losses. For the current policy period, the Company uses several other factors as well to include the timing of loss payments and interest rates.

INCOME TAXES -

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates currently in effect.

RECLASSIFICATIONS -

Certain reclassifications have been made to prior years amounts to conform to the current year presentation.

STOCK-BASED COMPENSATION -

Stock-based compensation for employees and directors is recognized using the intrinsic value method under APB No. 25. The Company uses the fair value method for options issued to non-employees. For disclosure purposes, pro forma net income (loss) impacts are provided as if the fair market value method has been applied.

EARNINGS PER SHARE -

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period adjusted to reflect potentially dilutive securities.

In accordance with SFAS 128, the following table reconciles income before extraordinary item and share amounts used to calculate basic and diluted earnings per share before extraordinary item:

Years Ended September 30,	**2001**	2000	1999
Numerator:			
Income before extraordinary item	$1,778,000	$ 951,000	$1,776,000
Denominator:			
Weighted average number of common shares outstanding - Basic	8,693,243	7,954,176	7,127,806
Incremental shares for assumed conversions of stock options/warrants	214,039	36,736	17,584
Weighted average number of common and equivalent shares outstanding - Diluted	8,907,282	7,990,912	7,145,390
Earnings per share before extraordinary item - Basic and Diluted	$ 0.20	$ 0.12	$ 0.25

Stock options and warrants outstanding at September 30, 2001 to purchase 157,006 shares of common stock were not included in the computation of Diluted EPS as they were antidilutive.

REVERSE STOCK SPLIT -

Effective June 2, 2000 the Company effected a reverse stock split at a rate of one (1) new share for each existing 3.5 shares of TeamStaff common stock. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to effect the reverse stock split.

DERIVATIVES -

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activity". SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133, as amended, had no impact on the Company's consolidated financial statements as the Company does not utilize derivatives.

(3) INCOME TAXES:

At September 30, 2001, the Company has available operating loss carryforwards of approximately $22,098,000 to reduce future periods' taxable income. Substantially all of the operating loss carryforwards were acquired in connection with the acquisition of BrightLane on August 31, 2001 (See Note 5). The carryforwards expire in various years beginning in 2004 and extending through 2021. The Company also has tax credits available of approximately $249,000 to reduce future taxable income that begin to expire in 2020. In accordance with IRS regulations, the utilization of operating losses acquired from BrightLane are limited to $2.1 million per year.

The Company has recorded a $9,245,000 and a $1,719,000 deferred tax asset at September 30, 2001 and 2000, respectively. This represents management's estimate of the income tax benefits to be realized upon utilization of its net operating losses and tax credits as well as temporary differences between the financial statement and tax bases of certain assets and liabilities, for which management believes utilization to be more likely than not. In fiscal 2001 and 2000, the Company reduced the tax provision by $218,000 and $374,000 respectively for certain tax credits which were available to the Company. In 1999, the Company's income tax expense was reduced by a $400,000 tax benefit reflecting the elimination of a valuation allowance.

In order for the Company to realize the operating loss carryforward and the tax credits, the Company would have to generate approximately $22,000,000 in future taxable income. Management believes the Company's operations can generate sufficient taxable income to realize this deferred tax asset as a result of the past four years of profitability and its ability to meet its operating plan.

An analysis of the Company's deferred tax asset is as follows -

	2001	2000
Net operating loss carryforwards and tax credits	$7,764,000	$ 574,000
Workers' compensation reserves	1,122,000	530,000
Allowance for doubtful accounts	187,000	102,000
Depreciation expense	170,000	153,000
Other items, net	2,000	360,000
Deferred income tax asset	$9,245,000	$1,719,000

The components of the income tax expense for income taxes are summarized as follows -

Years Ended September 30,	2001	2000	1999
Current expense	$1,193,000	$ 355,000	$ 249,000
Deferred expense	123,000	73,000	600,000
Total expense	$1,316,000	$ 428,000	$ 849,000

The following table indicates the significant elements contributing to the difference between the Federal statutory rate and the Company's effective tax rate -

Years Ended September 30,	2001	2000	1999
Federal statutory rate	34%	34%	34%
State taxes, net of federal income tax benefit	8	8	7
Reversal of valuation allowance	0	0	(15)
Tax credits	(9)	(28)	0
Goodwill amortization	7	13	4
Other	3	4	2
	43%	31%	32%

(4) DEBT:

The Company had a long-term credit facility from FINOVA Capital Corporation totaling $12.5 million. Substantially all assets of the Company secured the credit facility. The facility was comprised of (i) two three-year term loans each for $2.5 million, with a five-year amortization, at prime plus 3%; (ii) a three-year term loan for $4.0 million, with a five-year amortization, at prime plus 3% and (iii) a $3.5 million revolving line of credit at prime plus 1% secured by certain accounts receivable of the Company. The credit facility was subject to success fees for each of the $2.5 million term loans in the amounts of $200,000, $225,000 and $250,000 due on the anniversary dates of the loan. In addition the $4.0 million term loan was subject to annual success fees at the beginning of each loan year in the amount of $500,000. The credit facility was subject to certain covenants including, but not limited to, a debt to net worth ratio, a minimum net worth and a minimum debt service coverage ratio, as defined.

In connection with the BrightLane acquisition TeamStaff repaid approximately $8,289,000 of total outstanding debt (including interest and related financing fees) owed to FINOVA Capital Corporation. Of this amount approximately $3,800,000 was paid in April 2001 and the remaining $4,489,000 was paid in September 2001. As a result, the Company wrote off $435,000 of unamortized financing costs and paid additional fees of $175,000. This has been recorded as an extraordinary loss on the early extinguishment of debt of $354,000, net of tax benefit of $256,000.

Long-term debt at September 30, 2001 and 2000 consists of the following -

	2001	2000
Revolving line of credit	$ 0	$ 899,000
Term loans	0	6,983,000
Capital leases	263,000	278,000
	263,000	8,160,000
Less - Current portion	(70,000)	(1,938,000)
	$ 193,000	$ 6,222,000

Maturities of long-term debt as of September 30, 2001 are as follows -

Year Ending September 30,	
2002	70,000
2003	46,000
2004	53,000
2005	94,000
	$263,000

(5) BUSINESS COMBINATIONS:

ACQUISITION OF BRIGHTLANE.COM

Effective August 31, 2001, the Company acquired BrightLane.com, Inc, an Online Business Center and technology group providing Internet-based solutions for growing businesses. BrightLane's developed technology had focused on increasing buying power and reducing transaction costs for growing businesses. This technology is now refocused to drive a new venture for the company called TeamStaff ConnXions. TeamStaff ConnXions will be a conduit to both the clients and employees of TeamStaff offering a variety of services through strategic partners such as web page developers, a full line of insurance and benefit products and procurement services. BrightLane integrates these services through proprietary unified login and hub technology that offers businesses security. BrightLane is also spearheading the technology efforts of the Company in total, most specifically in terms of the implementation of the licensed Lawson software package.

Under the terms of the purchase agreement, the Company acquired all the stock of BrightLane.com through the issuance of 8,066,522 shares of TeamStaff stock, valued at approximately $41,900,000. The Company also incurred $1,804,000 of certain legal, accounting and investment banking expenses, resulting in a total purchase price of $43,704,000. The acquisition has been accounted for under the purchase method and the results of operations of the acquired company have been included in the statements of income since the date of the acquisition. The purchase price has been allocated based on the estimated fair value at the date of the acquisition as stated below:

Cash acquired	$12,031,000
Deferred tax asset	7,400,000
Investment in TeamStaff preferred stock	3,500,000
Other assets acquired, net	1,538,000
First Union relationship	6,900,000
Tradename	10,000
Goodwill	12,325,000
Total	**$43,704,000**

Prior to the acquisition, the Company sold to BrightLane $3.5 million of preferred stock and used the proceeds to pay down a portion of the FINOVA debt. The preferred stock was cancelled in connection with the acquisition on August 31, 2001.

In connection with the transaction, persons holding BrightLane options to acquire approximately 2,078,000 BrightLane shares (the equivalent of approximately 481,000 TeamStaff shares) exercised their options. TeamStaff made recourse loans of approximately $1,025,000 principal amount to the holders of these options to assist them in payment of tax obligations incurred with exercise of the options. The loans are repayable upon the earlier of (i) sale of the TeamStaff shares or (ii) three years.

ACQUISITION OF HR2, INC.

Effective October 2, 2000, the Company acquired HR2, Inc. in a stock purchase transaction. The Company acquired all of the capital stock of HR2 in exchange for an aggregate of 89,224 shares of the Company's common stock and $100,000 in cash for a total purchase price of $400,000. HR2, Inc. is a professional employer organization that operates primarily in Massachusetts, Rhode Island, and New Hampshire. The acquisition of HR2 Inc. was not material to the Company's consolidated financial statements.

ACQUISITION OF SYNADYNE ASSETS

Effective April 7, 2000 TeamStaff, Inc. entered into an Asset Purchase Agreement to acquire substantially all of the assets of the professional employer organization business of Outsource International, Inc. ("Outsource"), which had operated under the tradename "Synadyne". TeamStaff acquired all of the customer contracts of the former Synadyne business. The Company operates these assets, which were comprised mostly of PEO contracts, through its subsidiaries as part of its TeamStaff SB division. Under the terms of the Asset Purchase Agreement, TeamStaff paid an aggregate purchase price of $3,500,000 which includes the assumption of approximately $200,000 in liabilities. The Company also incurred approximately $100,000 for acquisition related expenses. The agreement also provides for an additional potential payment of up to $1,250,000 provided that the former clients of Outsource have at least 9,500 worksite employees as of March 31, 2001. In the event there are less than 9,500 employees, the amount of the earnout will be reduced by a pre-determined formula. The Company calculated that at March 31, 2001 there were 5,879 employees employed by the Company represented by the former Synadyne business and therefore no payment is due to Outsource under the terms of the earnout. However, based on an estimate provided by Outsource, the earnout payment would be approximately $553,000. Under the terms of the agreement, Outsource had a period of 90 days, (which expired on July 19, 2001), to audit the records related to the employees and accounts to determine the earnout. Outsource filed for protection under Chapter 11 of the U.S. Bankruptcy Code on June 11, 2001 in the Central District of California. The Company is unable to predict the impact of Outsource's bankruptcy on the potential earnout. Any subsequent payment would be accounted for as additional purchase price and would be recorded as an increase to goodwill when and if made.

Under the original acquisition related agreements, TeamStaff had been providing PEO services to the corporate employees of Outsource. The parties had entered into a court-approved stipulation in the bankruptcy action that TeamStaff would continue to provide these services. Subsequently, the parties mutually agreed to terminate the original service agreement effective July 2001.

ACQUISITION OF TEAMSTAFF COMPANIES

On January 25, 1999 TeamStaff, Inc., completed the acquisition of 10 entities operating as the TeamStaff Companies through the issuance of 2,352,381 shares of common stock and $3.2 million in cash in exchange for all capital stock of the TeamStaff Companies and for the repayment of debt. The Company also incurred $1.3 million for certain legal, accounting and investment banking expenses, which included 89,146 shares of common stock which were granted to the investment banker. The acquisition has been accounted for under the purchase method and the results of operations of the acquired companies have been included in the statements of income since the date of the acquisition. The purchase price has been allocated based on the estimated fair value at the date of the acquisition. The application of the purchase method of accounting resulted in approximately $13.3 million in excess purchase price over net tangible assets acquired. The excess of the purchase price over the net tangible assets acquired has been allocated to trade name ($4.7 million) and goodwill ($8.6 million) which are being amortized over 25 years. In accordance with the adoption of SFAS 141 and 142 the amortization of goodwill will cease effective October 1, 2001.

The following unaudited pro forma information presents a summary of consolidated financial results of operations of the Company and acquired companies as if the acquisitions had occurred October 1, 1999.

Fiscal Years Ended September 30,	2001	2000
Revenues	$650,021,000	$554,524,000
Loss before extraordinary item	$(3,202,000)	$(13,731,000)
Net loss	$(3,812,000)	$(13,731,000)
Loss per share - basic and diluted	$ (.35)	$ (.86)

SALE OF EL PASO REGIONAL OFFICE

In September 2001, the Company sold its' regional PEO office in El Paso, Texas. The business was sold for $925,000, $500,000 in cash at closing and $425,000 to be paid in 17 equal monthly installments from October 2001 until February 2003. The gain on sale of this transaction was $50,000.

As described in note 2, the Company will be required to test its goodwill for impairment connected with any acquisition in accordance with SFAS No. 141 and 142.

(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

Accrued expenses and other current liabilities at September 30, 2001 and 2000 consist of the following -

	2001	2000
Payroll and payroll taxes	$ 15,421,000	$ 11,736,000
Worker's compensation insurance	3,300,000	1,997,000
Bank Overdraft	3,237,000	2,064,000
Other	521,000	1,324,000
	$ 22,479,000	$ 17,121,000

(7) COMMITMENTS AND CONTINGENCIES:

LEASES -

Minimum payments under noncancellable lease obligations at September 30, 2001 are as follows -

Fiscal Years Ended September 30,	
2002	$1,234,678
2003	1,208,544
2004	1,232,003
2005	1,065,145
2006	785,131
	$5,525,501

Rent expense under all operating leases was $1,233,000 in 2001, $988,000 in 2000 and $794,000 in 1999.

WORKERS' COMPENSATION POLICY -

TeamStaff maintains three workers' compensation policies which cover its corporate employees, the worksite employee co-employed by TeamStaff and its PEO clients, and the temporary employees employed by TeamStaff to fulfill various client staffing assignments. TeamStaff does not provide workers' compensation to non-employees of the Company. TeamStaff's primary workers' compensation insurance provider is C N A (Continental Assurance) which provides coverage for substantially all of TeamStaff's worksite, temporary and corporate employees.

The C N A policy covers the period from January 22, 2001, through January 21, 2002, and is a large deductible program ($250,000 for each claim) with a maximum liability cap. The premium for this policy is paid on a monthly basis based upon estimated payroll for the year and is subject to a year-end audit by the provider. TeamStaff also maintains a separate policy insuring a portion of the maximum cap which it may be required to pay. The policy insures payment of the maximum cap in excess of the first $1,800,000, which the Company pays, up to $7,425,000 and is funded monthly. Once the $7,425,000 is exceeded then the Company pays 89.5% of paid claims up to $10,400,000. If the losses and fixed cost under the policy are less than the amounts TeamStaff paid, plus investment returns thereon, the insurer will refund the difference to TeamStaff. The amount of claims incurred in any policy year may vary, and in a year with significantly fewer claims than estimated, the amount of repayment from this account may be significant. The Company records in direct expenses a monthly charge based upon its estimate of the year's ultimate fully developed losses plus the fixed costs charged by the insurance carrier to support the program. This estimate is established each quarter based in part upon information provided by the Company's insurers, internal analysis and its insurance broker. The Company's internal analysis includes quarterly review of open claims and review of historical claims and losses related to the workers' compensation programs. While management uses available information, including nationwide loss ratios, to estimate ultimate losses, future adjustments may be necessary based on actual losses. Since the recorded ultimate expense is based upon a ten-year projection of actual claims payment and the timing of these payments, as well as the interest earned on the Company's prepayments, the Company relies on actuarial tables to estimate its ultimate expense.

As of September 30, 2001, the adequacy of the workers' compensation reserves were determined, in managements opinion, to be reasonable. However, since these reserves are for losses that have not been sufficiently developed due to the relatively young age of these claims, and such variables as timing of payments and investment returns thereon are uncertain or unknown, actual results may vary from current estimates. The Company will continue to monitor the development of these reserves, the actual payments made against the claims incurred, the timing of these payments, the interest accumulated in the Company's prepayments and adjust the reserves as deemed appropriate.

TeamStaff maintains a separate policy for certain business of its subsidiary, HR2, which currently provides that TeamStaff is only responsible for the audited premium for each policy period. The third policy, for one of the Company's PEO market profit centers, currently obligates TeamStaff to pay its audited premium for the policy period plus a deductible of $10,000 for each claim incurred.

The Company's clients are billed at fixed rates which are determined when the contract is negotiated with the client. The fixed rates include charges for workers' compensation which are based upon the Company's assessment of the costs of providing workers' compensation to the client. If the Company's cost for workers' compensation are greater than the costs which are included in the client's contractual rate, the Company is unable to recover these excess charges from the clients. The Company reserves the right in its contracts to increase the workers' compensation charges on a prospective basis only.

LEGAL PROCEEDINGS -

The Company's subsidiary, DSI Staff Connxions-Southwest, Inc., was a defendant in a lawsuit (Frederico Farias v. Thomson Consumer Electronics and DSI Staff Connxions-Southwest, Inc., 327th Judicial District Case No. 96-3036; District Court of El Paso County, Texas) whereby a former leased employee of a client obtained a judgment against the Company during August, 1998 in the amount of $315,000 including interest. The judgment included approximately $95,000 in compensatory damages, $200,000 in punitive damages and $20,000 in pre-trial interest. In November 2000 the parties settled this case resulting in the payment of $230,000 by the Company. This amount was accrued for in the accompanying balance sheet as of September 30, 2000.

In July 2000, TeamStaff made claims for indemnification against the selling shareholders of the TeamStaff Companies, which were acquired by the Company in January 1999. The claims consisted of various potential liabilities and expenses incurred based on breaches of representations and warranties contained in the acquisition agreement. The Sellers disputed these claims and attempted to assert claims of their own. On January 12, 2001, the Company entered into a settlement agreement with the former owners of the TeamStaff Companies. Under the settlement agreement, the former owners agreed to be liable and responsible for certain potential liabilities estimated at approximately $540,000 and agreed that approximately 55,000 shares, which had been held in escrow since the acquisition, were to be cancelled and TeamStaff agreed to release 29,915 escrow shares to the former owners. TeamStaff retains 75,000 shares in escrow to provide security for the former owner's obligations. Each party agreed to release each other from all other claims under the acquisition agreements. No third party has contacted TeamStaff seeking payment on any of these potential liabilities. In the event that TeamStaff incurs liability to third parties with respect to the claims, TeamStaff would declare an event of default under the settlement agreement and seek collection from the former owners.

TeamStaff Company's subsidiary, BrightLane.com, Inc. is party to a suit brought by one of its former shareholders (Atomic Fusion, Inc. v. BrightLane.com, Inc. Civil Action No ONS022460E, Fulton County State Court, Georgia). The plaintiff seeks damages for alleged unpaid contractual services provided to BrightLane, alleging that the shares (both in number and value) of BrightLane stock provided to the plaintiff's in payment of services were inadequate to pay for the alleged agreed upon value of services. The Company intends to defend itself vigorously in this matter and believes that it has meritorious and valid defenses to plaintiff's claims. In addition, the former shareholders of BrightLane have placed approximately 158,000 shares in escrow which may be canceled in an amount equal to the amount of any successful claim by Atomic Fusion.

In connection with its businesses as a professional employer organization, payroll services and staff leasing, TeamStaff is engaged in litigation from time to time during the ordinary course of business in connection with employee suits, workers' compensation and other matters. Generally, TeamStaff is entitled to indemnification or repayment from its clients employers for claims brought by worksite employees related to their employment. However, there can be no assurance that the client employer will have funds or insurance in amounts to cover any damages or awards, and as co-employer, TeamStaff may be subject to liability.

TeamStaff is engaged in no other litigation, the effect of which would be anticipated to have a material adverse impact on TeamStaff's financial conditions or results of operations.

(8) SHAREHOLDERS' EQUITY:

During 2001 and 2000, the Company repurchased 51,911 and 17,100 shares of its common stock for $366,000 and $61,000 respectively. In October of 2001, the Company purchased 51,345 shares of its common stock for $329,000.

STOCK WARRANTS -

The following is a summary of the outstanding warrants to purchase the Company's common stock at September 30, 2001:

Exercise Period From	Exercise Period To	Exercise Price Per Common Share	Number of Shares of Common Stock Reserved
February 1998	February 2003	7.20	7,143
January 1999	January 2004	5.25	21,428
November 1999	November 2002	4.15	54,999
December 2000	January 2005	3.20	10,000
August 2001	August 2006	5.16	16,000
			109,570

During the fiscal years ended September 30, 2001 and 2000, the Company granted 26,000 and 100,000 additional warrants and 69,140 and 2,257 warrants expired, unexercised. Additionally, during 2001 73,570 warrants were exercised for net proceeds of $179,000. For warrants issued to third parties for services, the Company utilizes the Black-Scholes option pricing model to determine fair value and compensation expense. The fair value of these grants and other stock based compensation was determined to be $70,000, $200,000 and $44,000 and was included in selling, general and administrative expenses in the accompanying statements of income for the years ended September 30, 2001, 2000 and 1999.

STOCK OPTION PLANS -

The 1990 Employees Stock Option Plan (the "1990 Plan") provided for the grant of options to purchase up to 285,714 shares of the Company's common stock. Under the terms of the 1990 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISOs") under Section 422A of the Code, or options which do not so qualify ("Non-ISO's").

The 1990 Non-Executive Director Stock Option Plan (the "Director Plan") provided for issuance of a maximum of 142,857 shares of common stock upon the exercise of stock options arising under the Director Plan.

The 1990 Senior Management Incentive Plan (the "Management Plan") provided for the issuance of stock, options and other stock purchase rights to executive officers and other key employees and consultants who render significant services to the Company and its subsidiaries. A total of 1,428,571 shares of common stock were reserved for issuance under the Management Plan.

2000 EMPLOYEE STOCK OPTION PLAN

During 2000, the Board of Directors and shareholders approved the adoption of the 2000 Employees Stock Option Plan (the "2000 Plan") to provide for the grant of options to purchase up to 1,714,286 shares of the Company's common stock to all employees, including senior management. The 2000 Plan replaces the 1990 Employee Plan and Senior Management Plans, both of which expired. Under the terms of the 2000 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISOs") under Section 422A of the Code, or options which do not so qualify ("Non-ISO's").

The 2000 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine the eligible employees to whom, and the times and the price at which, options will be granted; whether such options shall be ISOs or Non-ISOs, subject to applicable law; the periods during which each option will be exercisable; and the number of shares subject to each option.

The Committee has full authority to interpret the 2000 Plan and to establish and amend rules and regulations relating thereto.

Under the 2000 Plan, the exercise price of an option designated as an ISO shall not be less than the fair market value of the common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent (10%) shareholder, as defined, such exercise price shall be at least 110% of such fair market value. Exercise prices of Non-ISO options may be less than such fair market value.

The aggregate fair market value of shares subject to options granted to a participant, which are designated as ISOs and which become exercisable in any calendar year, shall not exceed $100,000.

The Compensation Committee may, in its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee to enable such optionee to pay the exercise price or any taxes that may arise in connection with the exercise or cancellation of an option. The Compensation Committee can also permit the payment of the exercise price in the common stock of the Corporation held by the optionee for at least six months prior to exercise.

NON-EXECUTIVE DIRECTOR PLAN

In fiscal 2000, the Board of Directors and stockholders approved the adoption of the 2000 Non-Executive Director Stock Option Plan (the "Director Plan") to provide for the grant of options to non-employee directors of the Company. Under the terms of the Director Plan, each non-executive director is automatically granted an option to purchase 5,000 shares upon joining the Board and each September 1st, pro rata, based on the time the director has served in such capacity during the previous year. The Directors' Plan also provides that directors, upon joining the Board, and for one (1) year thereafter, will be entitled to purchase restricted stock from the Company at a price equal to 80% of the closing bid price on the date of purchase up to an aggregate purchase price of $50,000. The Director Plan replaced the previous Director Plan that expired in April 2000.

Under the Director Plan, the exercise price for options granted under the Director Plan shall be 100% of the fair market value of the common stock on the date of grant. Until otherwise provided, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash, by delivery of shares of common stock of the Company or by a combination of each. The term of each option commences on the date it is granted and unless terminated sooner as provided in the Director Plan, expires five (5) years from the date of grant. The Compensation Committee has no discretion to determine which non-executive director will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.

The following tables summarize the activity in the Company's stock option plans for the years ended September 30, 2001, 2000 and 1999:

	Number of Shares	Weighted Average Exercise Price	Average Fair Value
Options outstanding,			
September 30, 1998	287,465	$ 8.82	
Granted	116,857	3.85	$2.10
Exercised	(5,715)	2.84	
Cancelled	(143,893)	10.82	
Options outstanding,			
September 30, 1999	254,714	5.57	
Granted	144,543	4.44	$2.49
Exercised	(887)	4.51	
Cancelled	(46,829)	6.36	
Options outstanding,			
September 30, 2000	351,541	5.00	
Granted	597,785	4.75	$2.77
Exercised	(46,009)	4.56	
Cancelled	(28,048)	6.01	
Options outstanding,			
September 30, 2001	875,269	$ 4.82	

As of September 30, 2001 and 2000, 440,762 and 211,973 options, respectively, were exercisable.

Range of Exercise Prices	Options Outstanding at 9/30/01	Weighted Average Remaining Life	Weighted Average Exercise Price
$2.27 - 4.55	258,985	2.5	$3.66
$4.55 - 6.82	537,713	4.0	$4.92
$6.82 - 9.10	78,571	2.3	$7.93

Range of Exercise Prices	Options Exercisable at 9/30/01	Weighted Average Exercise Price
$2.27 - 4.55	181,056	$ 3.70
$4.55 - 6.82	230,284	$ 5.30
$6.82 - 9.10	29,285	$ 7.99

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which was effective October 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions; dividend yield of 0%, risk-free interest rate of 4.59% and expected option life of 4 years. Expected volatility was assumed to be 74%, 69% and 68% in 2001, 2000 and 1999, respectively.

As permitted by SFAS 123, the Company has chosen to continue to account for its employee stock-based compensation at their intrinsic value in accordance with Accounting Principle Board Opinion No. 25. Accordingly no compensation expense has been recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows:

(Thousands of dollars except per share amounts)	2001	2000	1999
Net income as reported	$ 1,424	$ 951	$ 1,776
Estimated fair value of option grants, net of tax	(655)	(206)	(153)
Net income adjusted	$ 769	$ 745	$ 1,623
Adjusted earnings per share - Basic	$ 0.09	$ 0.09	$ 0.23
Adjusted earnings per share - Diluted	$ 0.09	$ 0.09	$ 0.23

During 2001, an executive of the Company exercised stock options. In connection with that exercise, the Company issued a full recourse loan to the employee of $90,000. This amount has been recorded as a reduction of shareholders' equity.

(9) SEGMENT REPORTING:

The Company operates three different lines of business: Professional Employer Organization (PEO), temporary staffing, and payroll services. Each business is managed by individual executives.

The PEO segment provides services such as payroll processing, personnel and human resource, benefits administration, workers' compensation administration, and tax filing services to small business owners. Essentially, in this business segment, the Company provides services that function as the human resource department for small to medium sized companies wherein the Company becomes a co-employer. The BrightLane operations are also included in this segment due to the Company's strategy to integrate the First Union agreement into the PEO operation.

The Company provides two forms of temporary staffing: one for technical employees such as engineers, information systems specialists and project managers and another for medical specialists, such as radiologic technologists, diagnostic sonographers, cardiovascular technologists, radiation therapists and other medical professionals with hospitals, clinics and therapy centers. Temporary staffing enables clients to attain management and productivity goals by matching highly trained professionals and technical personnel to specific project requirements.

Through its payroll services business segment, the Company provides basic payroll services to its clients, 70% of whom are in the construction industry. Services provided include the preparation of payroll checks, filing of taxes, government reports, W-2's, remote processing directly to the client's offices and certified payrolls.

Corporate is a separate unit which reflects all corporate expenses, amortization of recently acquired goodwill, interest expense on all debt as well as depreciation on corporate assets and miscellaneous charges.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its business lines based on pre-tax income.

The following table represents the financial results for each of the Company's segments:

	Professional Employer Services	Temporary Staffing	Payroll Services	Corporate	Consolidated
2001					
Revenues	$ 571,799,000	$ 73,884,000	$ 4,044,000	$ -	$ 649,727,000
Depreciation and amortization	342,000	290,000	64,000	728,000	1,424,000
Income/(loss) from operations	(771,000)	7,796,000	1,705,000	(5,321,000)	3,409,000
Interest income	100,000	669,000	-	142,000	911,000
Interest expense	(98,000)	(286,000)	(36,000)	(854,000)	(1,274,000)
Other income	48,000	-	-	-	48,000
Income/(loss) before income taxes and extraordinary item	(721,000)	8,179,000	1,669,000	(6,033,000)	3,094,000
Capital spending	464,000	88,000	-	37,000	589,000
Total assets	34,200,000	18,228,000	497,000	38,171,000	91,096,000
2000					
Revenues	$ 392,760,000	$ 51,225,000	$ 3,758,000	$ -	$ 447,743,000
Depreciation and amortization	249,000	233,000	124,000	727,000	1,333,000
Income/(loss) from operations	153,000	5,473,000	1,402,000	(4,610,000)	2,418,000
Interest income	-	473,000	-	111,000	584,000
Interest expense	-	-	-	(1,601,000)	(1,601,000)
Other expense	(22,000)	-	-	-	(22,000)
Income/(loss) before income taxes	131,000	5,946,000	1,402,000	(6,111,000)	1,379,000
Capital spending	147,000	232,000	-	107,000	486,000
Total assets	16,683,000	11,676,000	660,500	20,494,500	49,514,000
1999					
Revenues	$ 204,797,000	$ 36,421,500	$ 3,611,500	$ -	$ 244,830,000
Depreciation and amortization	265,000	208,000	122,000	529,000	1,124,000
Income/(loss) from operations	2,641,000	3,324,000	1,477,500	(4,211,500)	3,231,000
Interest income	77,000	350,000	-	65,000	492,000
Interest expense	-	-	-	(1,133,000)	(1,133,000)
Other income	35,000	-	-	-	35,000
Income/(loss) before income taxes	2,753,000	3,674,000	1,477,500	(5,279,500)	2,625,000
Capital spending	10,000	72,000	2,000	165,000	249,000
Total assets	11,371,000	6,651,000	660,500	17,699,500	36,382,000

Included in the 2001 PEO segment information are losses from BrightLane for the period September 1 though September 30 totaling $355,000.

The Company has no revenue derived outside of the United States.

(10) QUARTERLY FINANCIAL DATA (UNAUDITED):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2001				
Net Revenues	$164,699,000	$158,371,000	$164,427,000	$162,230,000
Gross profit	6,991,000	6,503,000	7,112,000	7,491,000
Income before extraordinary item	641,000	301,000	562,000	274,000
Extraordinary item net of tax	-	-	(143,000)	(211,000)
Net income	641,000	301,000	419,000	63,000
Earnings per share - Basic				
Before extraordinary item	$ 0.08	$ 0.04	$ 0.07	$ 0.03
Extraordinary item	-	-	(0.02)	(0.02)
Basic earnings per share	$ 0.08	$ 0.04	$ 0.05	$ 0.01
Earnings per share - Diluted				
Before extraordinary item	$ 0.08	$ 0.04	$ 0.07	$ 0.02
Extraordinary item	-	-	(0.02)	(0.01)
Diluted earnings per share	$ 0.08	$ 0.04	$ 0.05	$ 0.01
Fiscal 2000				
Net revenues	$ 82,222,000	$ 79,602,000	$137,316,000	$148,603,000
Gross profit	4,884,000	4,497,000	5,625,000	5,750,000
Net income	428,000	198,000	310,000	15,000
Earnings per share				
Basic	$ 0.05	$ 0.02	$ 0.04	$ -
Diluted	$ 0.05	$ 0.02	$ 0.04	$ -

11. SUBSEQUENT EVENT

Effective January 1, 2002, the Company acquired the assets of Corporate Staffing Concepts LLC., a PEO operating primarily in western Massachusetts and Connecticut. The purchase price was a combination of $275,000 in cash paid at closing plus a potential earnout payment based on client retention after one year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of TeamStaff, Inc.:

We have audited the accompanying consolidated balance sheets of TeamStaff, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeamStaff, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
December 31, 2001 (except for Note 11, as to which the date is January 1, 2002)

MARKET OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A. PRINCIPAL MARKET

The Company's Common Stock is traded in the over-the-counter market and included in the National Market System of the National Association of Securities Dealers, Inc. ("Nasdaq") under the symbol "TSTF". Effective June 2, 2000 the Company effected a reverse stock split at a rate of one (1) new share for each existing 3.5 shares of TeamStaff common stock. All common shares and per share amounts reflected in this report in the accompanying financial statements have been adjusted retroactively to effect the reverse stock split. The Company started trading on the National Market in June, 2001. Prior to such date, the Company was trading on the SmallCap market system.

B. MARKET INFORMATION

The range of high and low bid prices for the Company's Common Stock for the periods indicated below are:

COMMON STOCK FISCAL YEAR 1999	HIGH	LOW
1st Quarter	6 29/64	3 9/32
2nd Quarter	5 11/16	3 9/32
3rd Quarter	5 9/64	3 1/16
4th Quarter	5 1/4	3 1/2
FISCAL YEAR 2000	**HIGH**	**LOW**
1st Quarter	5 1/32	2 5/8
2nd Quarter	7 21/32	4 3/8
3rd Quarter	7 21/64	3 1/2
4th Quarter	3 13/16	2 1/4
FISCAL YEAR 2001	**HIGH**	**LOW**
1st Quarter	6 1/8	2 13/32
2nd Quarter	6 3/16	4 1/2
3rd Quarter	8 11/16	4 19/32
4th Quarter	10 11/32	5 3/4
FISCAL YEAR 2002	**HIGH**	**LOW**
1st Quarter	7 23/64	5 31/63

The above quotations, reported by Nasdaq represent prices between dealers and do not include retail mark-ups, markdowns or commissions. Such quotations do not necessarily represent actual transactions. On January 8, 2002, the Company's Common Stock had a closing price of $5.98 per share.

C. DIVIDENDS

The Company has not declared any cash dividends on its common stock since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

D. APPROXIMATED NUMBER OF EQUITY SECURITY HOLDERS

Effective August 31, 2001, TeamStaff acquired all of the capital stock of BrightLane. As contemplated under the agreements governing the transaction, TeamStaff agreed to issue 8,216,522 shares of its Common Stock in exchange for all of the outstanding capital stock of BrightLane. The issuance of 8,216,522 shares includes the issuance of 158,000 shares into escrow to provide for potential payments to the BrightLane shareholders and is before deduction for fractional shares which were paid in cash. As of January 8, 2001, not all of the BrightLane shareholders had submitted their BrightLane capital stock for exchange.

As of January 10, 2002, there were 16,252,444 shares outstanding held of record by 320 persons. The Company believes it has approximately 2,950 beneficial owners of its common stock.

CORPORATE INFORMATION

Board of Directors and Officers

T. Stephen Johnson
Chairman of the Board

Karl W. Dieckmann
Vice-Chairman of the Board

Donald W. Kappauf
President and Chief Executive Officer, Director

David M. Carroll
Director

Martin J. Delaney
Director

Donald M. MacLeod
Director

Susan A. Wolken
Director

Donald T. Kelly
Vice President - Finance, Chief Financial Officer, and Corporate Secretary

TeamStaff, Inc, Corporate Headquarters

300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
(800) 374-1001
Fax (732) 748-3206

Independent Public Accountants

Arthur Andersen LLP
105 Eisenhower Parkway
Roseland, NJ 07068

Counsel

Goldstein & DiGioia LLP
369 Lexington Avenue
New York, NY 10017

Transfer Agent

Continental Stock Transfer Trust Co., Inc.
2 Broadway
New York, New York 10004

TeamStaff, Inc.
Corporate Headquarters
300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3206
www.teamstaff.com

PEO Division Offices

1901 Ulmerton Road, Suite 800
Clearwater, FL 33762
Phone (727) 456-3500
Fax (727) 456-3511

2 Northpoint Drive, Suite 760
Houston, TX 77060
Phone (281) 405-4300
Fax (281) 405-4391

300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3220

245 5th Avenue
New York, NY 10016
Phone (212) 532-5899
Fax (212) 532-0339

800 West Cummings Park,
Suite 1500
Woburn, MA 01801
Phone (781) 937-3311
Fax (781) 937-3633

136 West Street
Northhampton, MA 01060
Phone (413) 586-4477
Fax (413) 586-4731

2650 North Military Trail,
Suite 300
Boca Raton, FL 33431
Phone (561) 454-3800
Fax (561) 454-3874

TeamStaff Rx

1901 Ulmerton Road,
Suite 450
Clearwater, FL 33762
Phone (727) 456-3600
Fax (727) 299-9065

2 Northpoint Drive
Houston, TX 77060
Phone (281) 405-4300
Fax (281) 405-4391

Payroll Services

Digital Solutions
300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3253

TeamStaff Solutions

245 5th Avenue
New York, NY 10016
Phone (212) 532-5899
Fax (212) 532-0339





TEAMSTAFF

TeamStaff, Inc.
Corporate Headquarters
300 Atrium Drive
Somerset, NJ 08873
Phone (732) 748-1700
Fax (732) 748-3206
www.teamstaff.com